EXHIBIT (A)(14)
For Immediate Release - National Circuit

Contact:                George Hager (610) 444-6350

        GENESIS ELDERCARE CORP. EXTENDS TENDER OFFER FOR COMMON STOCK OF
              THE MULTICARE COMPANIES, INC. TO OCTOBER 7, 1997

Kennett Square, PA -- September 29, 1997 -- Genesis ElderCare Corp. announced today that it has extended the period during which its tender offer for shares of common stock of The Multicare Companies, Inc. ("Multicare") will remain open to 12:00 midnight, New York City time, on Tuesday, October 7, 1997, unless further extended. The extension has been made in order to allow for the receipt of governmental approvals the receipt of which are conditions to the consummation of the tender offer.


Filings required to be made by Genesis ElderCare Corp. prior to consummation of the tender offer are undergoing review by various regulatory agencies.
In certain cases, Genesis ElderCare Corp. expects it will need waivers by regulatory agencies of certain regulations or other relief in order to receive the required approvals. While Genesis ElderCare Corp. believes that these approvals will be obtained, further extension of the tender offer may be necessary in order to allow time for such approvals to be obtained, and no assurance can be given that such approvals ultimately will be obtained.


As of the close of business on September 26, 1997, approximately 26.7 million shares of common stock of Multicare had been validly tendered in connection with the tender offer.


Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.

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